Roma Green Finance Limited

Flat 605, 6/F., Tai Tung Building, 8 Fleming Road

Wanchai, Hong Kong

+ 852 2529 6878

Email: claireluk@roma-international.com

March 25, 2025

VIAEDGAR

Division of Corporation Finance

Office of Trade & Services

U.S. Securities and Exchange Commission

l00 F Street, N.E.

Washington, D.C. 20549

Attn: Eddie Kim

Re:	Roma Green Finance Limited (SEC File No. 333-285301)

Dear Sir or Madam:

Pursuant to Rule 461 under the Securities Act of 1933, as amended, Roma Green Finance Limited (the “Registrant”) hereby requests that Pre-Effective Amendment No. 1 to the Registrant’s Registration Statement on Form F-1 (SEC File No. 333-285301), filed with the Commission on March 21, 2025, become effective at 4:00 pm (Eastern Time) on March 31, 2025, or as soon thereafter as possible.

The Registrant acknowledges that (i) should the Commission or the staff, acting pursuant to delegated authority, declare the filing effective, it does not foreclose the Commission from taking any action with respect to the filings; (ii) the action of the Commission or the staff, acting pursuant to delegated authority, in declaring the filing effective, does not relieve the Registrant from its full responsibility for the adequacy and accuracy of the disclosure in the filing; and (iii) the Registrant may not assert this action as a defense in any proceeding initiated by the Commission or any person under the federal securities laws of the United States.

Please note that this letter will be filed with the Commission via EDGAR. In light of the time difference between Washington D.C. and Hong Kong, if you have any questions or concerns, please contact Kyle Leung, Esq. at +1 929-989-7572.

ROMA GREEN FINANCE LIMITED

By:	/s/ Luk Huen Ling Claire
Name:	Luk Huen Ling Claire
Title:	Chairlady, Executive Director and Chief Executive Officer

c:	Kyle Leung